SECURITAS SYSTEMS

Stockholm 07 11 01

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
USA

07028013

Please find enclosed information required by Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Best Regards

Åsa Larsson
Head of Communications and Investor Relations
Securitas Systems

Telephone: +46 8 657 7433
Fax: +46 8 657 7625
Mobile: +46 70 660 7433
E-mail: asa.larsson@securitassystems.com

SUPPL

dw 11/19

Stockholm 07 11 01

PRESS RELEASE

Securitas Systems acquisition in the US

Securitas Systems has acquired PEI Systems Incorporated, one of the largest electronic security systems integrators in the New York Metropolitan area. The purchase price is between 6-9x EBITDA .

PEI Systems has more than 30 years of experience in the security industry and is one of the leading suppliers of integrated security and surveillance services to blue chip customers in the New York and New Jersey area. The annual sales for 2006 was approximately MSEK 73 (MUSD 11,4) whereof 20% is service contract portfolio. The company has 40 employees and the acquisition is expected to have a neutral contribution to the Group's sales and results for 2007.

"The acquisition of PEI Systems is a good example of how we will increase our ability to supply security systems to the important blue chip sector. The company is an experienced security systems integration firm and has a good reputation for providing superior, custom-fit security systems to its customers. The acquisition of PEI Systems is in line with our strategy to increase the service element in our US operations", said Juan Vallejo, President and CEO of Securitas Systems AB.

For further information:

Juan Vallejo, CEO	+46 8 657 76 00
Peter Ragnarsson, CFO	+46 8 657 76 00
Åsa Larsson, Head of Communication and IR	+46 70 660 7433

This press release is also available at the webpage of Securitas Systems: www.securitassystems.com

Securitas Systems AB (publ) is a world leading security systems integrator who offers complete security solutions for customers with high security demands within market segments such as banking, industry, defence, healthcare and retail. Services are based on modern technology and concepts include access control, video surveillance, intrusion protection and fire alarm systems. Total annual sales amount to approximately MSEK 6,300. The company has 5,400 employees and operates in 14 European countries and in the USA, Hong Kong and Australia. Systems' is listed on the Nordic list (mid cap) with ticker SYSI. For further information on Securitas Systems please visit the following website www.securitassystems.com

END

Securitas Systems AB
Address: P.O. Box 12231 SE-102 26 Stockholm Sweden. **Visiting address:** Lindhagensplan 70
Phone: +46 8 657 76 00. **Fax:** +46 8 657 76 25, www.securitassystems.com